UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-68061

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2021 (MM/DD/YY) AND ENDING 06/30/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: LMV Capital Corp.

TYPE OF REGISTRANT (check all applicable boxes):
O Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

475 Park Asvenue South 25th Floor
(No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Zeev Klein	212 268-8361	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

TPS Thayer CPA's
(Name – if individual, state last, first, and middle name)

1600 Highway6 Suite 100 Sugar Land TX 77478
(Address)(City) (State) (Zip Code)

07/14/2020	6706
Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(■)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Zeev Klein, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of LMV Capital Corp., as of July 27, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

[signature]

Notary Public

JANINE RIVERA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01RI6156693
Qualified in Suffolk County
My Commission Expires 12/4/22

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

LMV CAPITAL CORP.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT

FOR THE YEAR ENDED

JUNE 30, 2022

LMV CAPITAL CORP.

CONTENTS

JUNE 30, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Director and Stockholder
LMV Capital Corp.
475 Park Avenue South
New York, NY 10016

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition LMV Capital Corp. (the "Company") as of June 30, 2022, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, June 30, 2022 and the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2022, and the results of its operations and its cash flows for the year ended June 30, 2022, in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company has incurred recurring losses from operations, has not generated any revenue and has an accumulated deficit, which raises substantial doubt about its ability to continue as a going concern. Management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplementary Information

The supplemental schedule has been subjected to the auditing procedures performed in conjunction with the audit of LMV Capital Corp.'s financial statements. The supplemental information is the responsibility of LMV Capital Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

TPS Thayer, LLC

TPS Thayer, LLC

We have served as LMV Capital Corp.'s auditor since 2021.
Sugar Land, TX
August 18, 2022

LMV CAPITAL CORP.
STATEMENT OF FINANCIAL CONDITION
As of June 30, 2022

ASSETS

Cash		$ 14,054
Prepaid Expense		319
Total Assets		**$ 14,373**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accrued expenses		$ 4,000
Total Liabilities		4,000
Commitments and Contingencies		
Stockholder's Equity:		
Common stock, at par value of $0.0001, 200 shares authorized, issued and outstanding.	$ -	
Additional paid in capital	197,651	
Accumulated (deficit)	(187,278)	
Total Stockholder's Equity		10,373
Total Liabilities and Stockholder's Equity		**$ 14,373**

The accompanying notes are an integral part of these financial statements

LMV CAPITAL CORP.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED June 30, 2022

Revenues:	
Fee income	$ -
Expenses:	
Insurance	319
Professional fees	13,712
Registrations and assessments	2,580
Total expenses	16,611
Net Loss	$ (16,611)

The accompanying notes are an integral part of these financial statements

LMV CAPITAL CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2022

Cash flows from operating activities	
Net Loss	$ (16,611)
Decrease in prepaid expense	319
Net cash used in operating activities	(16,292)
Cash flows from investing activities	
Stockholder contributions	16,000
Net cash provided by investing activities	16,000
Net decrease in cash	(292)
Cash:	
Cash at beginning of the year	14,346
Cash at end of the year	$ 14,054

The accompanying notes are an integral part of these financial statements

LMV CAPITAL CORP.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2022

	Common Stock	Additional Paid-In-Capital	Accumulated (Deficit)	Total Stockholder's Equity
Beginning Balance	$ -	$ 181,651	$ (170,667)	$ 10,984
Stockholder Contributions	-	16,000	-	16,000
Net Loss	-	-	(16,611)	(16,611)
Ending Balance	$ -	$ 197,651	$ (187,278)	$ 10,373

The accompanying notes are an integral part of these financial statements

LMV CAPITAL CORP.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2022

1. ORGANIZATION AND NATURE OF BUSINESS:

LMV Capital Corp. (the “Company”), a Delaware corporation, was organized on September 17, 2008. The Company is a broker-dealer registered with the Securities and Exchange Commission (the “SEC” and is a member of the Financial Industry Regulatory Authority (""FINRA"). The primary business of the Company is advisory and placement services related to mergers and acquisitions for which it receives fees in various forms. The Company is a wholly owned subsidiary of LMV Capital Holdings Corp. (the “Stockholder”).

2. SIGNIFICANT ACCOUNTING POLICIES:

Estimates:

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents:

The Company considers all temporary cash investments purchased with a maturity of three months or less to be cash equivalents and places its temporary cash investments with high credit quality financial institutions.

Fair Value of Financial Instruments:

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash, prepaid expenses and accrued expenses. Fair values are cash flows and assumed discount rates reflecting varying degrees of perceived risk.

3. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business as they become due.

For the year ended June 30, 2022, the Company incurred a net loss of $16,611 and had working capital of $10,373.The Company has relied, in large part, upon owner contributions. As of June 30, 2022, the Company had an accumulated deficit of $187,278.

As such, there is substantial doubt as to the Company's ability to continue as a going concern. The Company's ability to continue as such is dependent upon management's ability to successfully execute its business plan, including increasing revenues through the sale of existing and future product offerings and reducing expenses in order to meet the Company's current and future obligations. In addition, the Company's ability to continue as a going concern is dependent upon management's ability to successfully contribute operating capital. Failure to obtain new financing or receive contributions to sustain operations may have a material adverse impact on the Company's operations and liquidity.

4. REVENUE RECOGNITION

For the year ended June 30, 2022, the Company had no revenues.

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize the revenue when (or as) the entity satisfies a performance obligation. The adoption of the guidance had no impact on the Company's financial statements.

5. INCOME TAXES

The Company, with the consent of the Stockholder, has elected under the Internal Revenue Code (the "IRC") to be a Subchapter S Subsidiary Corporation ("Qsub"). The Stockholder has elected under the IRC to be a S Corporation. The Stockholder is responsible for filing the applicable tax returns and including the financial results of the Company. The Company does not file a tax return.

6. NET CAPITAL REQUIREMENTS:

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The rule requires that the Company maintain minimum net capital of $5,000 as defined, or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. Net capital as reported on page 8 of this audited Form X-17A-5 indicates net capital of $10,054. On July 1, 2022 the Company filed part IIA of Form X-17 A-5 (unaudited) and reported the same net capital of $10,054, which was $5,054 in excess of the minimum net capital.

7. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with Landmark Ventures, Inc., an affiliate of the Company, which provides for the use of office space, furnishings and equipment, free of charge. No expenses were allocated for the year ended June 30, 2022 as the BD was relatively inactive during the year.

During the year ended June 30, 2022, LMV Capital Holding Corp made capital contributions of $16,000 to the Company.

8. COVID-19

On January 30, 2020, the World Health Organization ("WHO") announced a global health emergency in response to a new strain of a coronavirus (the "COVID-19 outbreak"). In March 2020, the WHO classified the COVID-19 outbreak as a pandemic based on the rapid increase in exposure globally. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. Management is actively monitoring the global situation and its effects on the Company's industry, financial condition, liquidity, and operations. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, the Company is not able to estimate the effects of the COVID-19 outbreak on its results of operations, financial condition, or liquidity for fiscal year 2021. However, if the pandemic continues, it may have a material adverse effect on the Company's results of future operations, financial position, and liquidity in fiscal year 2023.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through August 18, 2022, the date on which these financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustments to or disclosure in its financial statements.

LMV CAPITAL CORP.
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL
JUNE 30, 2022

Stockholder's Equity		$ 10,373
Less: Non-allowable assets		319
Net capital before haircuts		10,054
Less: haircuts on securities		-
Net capital		**10,054**
Greater of:		
Minimum dollar net capital required	$ 5,000	
or		
Minimum net capital required: (6.67% of Aggregate Indebtedness $4,000)	267	5,000
Excess net capital		**$ 5,054**

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	**$ 4,000**
Percentage of aggregate indebtedness to net capital	**39.79%**

Computation of Reconciliation of Net Capital

Net Capital reported on FOCUS IIA as of June 30, 2022	$10,054
Adjustments:	
Increase (Decrease) in Equity	0.00
(Increase) Decrease in Non-Allowable Assets	0.00
Net Capital per Audit	$10,054

LMV CAPITAL CORP.
SUPPLEMENTARY INFORMATION

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2022

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company does not carry accounts for customers, it does not hold securities or funds for customers, it does not carry PAB accounts, and it only receives transaction-based compensation from a closing attorney when the unit sale and closing has been completed.

Report of Independent Registered Public Accounting Firm
Exemption Review Report

Zeev Klein
LMV Capital Corp
475 Park Avenue South
New York, NY 10016

Dear Zeev Klein,

We have reviewed management's statements, included in the accompanying Exemption Report, in which LMV Capital Corp. identified the following provisions of 17 C.F.R. §240.17a-5(d)(1) and (4) under which LMV Capital Corp. states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because it limits its business activities exclusively to participating in distributions of securities, (other than firm commitment underwritings) in accordance of paragraphs (a) or (b)(2) of Rule 15c2-4, consulting, and acting as a finder, and the Company did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers: did not carry accounts for customers and , it does not carry accounts for customers, it does not hold securities or funds for customers.

3. The Company did not carry PAB accounts, (as defined in rule 15c3-3) throughout the most recent fiscal year without exception.

LMV Capital Corp. met the identified exemption provisions throughout the most recent fiscal year without exception. LMV Capital Corp. is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about LMV Capital Corp. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (a) or (b)(2) of Rule 15c2-4 under the Securities Exchange Act of 1934.

TPS Thayer, LLC

TPS Thayer, LLC
Sugar Land, TX
August 18, 2022

LMV Capital Corp.
475 Park Avenue South, 25th Floor
New York, NY 10016-6922

August 12, 2022

Exemption Report July 1, 2021 through June 30, 2022.

LMV Capital Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-S(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3,

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, consulting, and acting as finder; and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and

(3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

LMV Capital Corp.

I, Zeev Klein, affirm that, to my best knowledge and belief, this Exemption report is true and correct.

By:

Zeev Klein
President